FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of May 18, 2005

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F
                                       |X|
                                    Form 40-F
                                       | |


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes
                                       | |
                                       No
                                       |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           Eidos plc
           ---------
By:  /S/ Stuart Cruickshank
     ----------------------
     Stuart Cruickshank
     Chief Financial Officer
By:  /S/ Michael McGarvey
     --------------------
     Michael McGarvey
     Chief Executive Officer


Date: 18 May 2005
      -----------
                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 18 May 2005 - Eidos plc Board Changes
---------------------------------------------------------

Eidos plc Board Changes

    LONDON--(BUSINESS WIRE)--May 18, 2005--Further to the announcement by SCi Entertainment Group PLC ("SCi") on 16 May 2005 that the Offer for Eidos plc (LSE: EID.L; NASDAQ: EIDSY) had become wholly unconditional in all respects, the Company today announces that the entire Board of Eidos plc has resigned from office with effect from 17 May 2005. The directors concerned are:

    David Adams
    Stuart Cruickshank
    Jonathan Kemp
    John van Kuffeler
    Ian Livingstone
    Michael McGarvey
    Victor Steel
    Allen Thomas

    With effect from 17 May 2005, the following individuals have been appointed directors to the Board of Eidos plc in place of the resigning directors:

    Jane Cavanagh
    Bill Ennis
    Rob Murphy

    Jane Cavanagh, CEO of SCi, said:

    "On behalf of the SCi Board, I would like to thank the Eidos Board for their contribution over recent years and for their willingness to work with us to ensure a successful transition of the business. We wish them well for the future."

    CONTACT: General:
             SCi Entertainment Group Plc
             Jane Cavanagh, 020 7350 5240
             Rob Murphy, 020 7350 5240
             or
             KBC Peel Hunt Ltd
             Jonathan Marren, 020 7418 8900
             Matt Goode, 020 7418 8900
             or
             Press:
             Bell Pottinger Corporate and Financial
             Nick Lambert, 020 7861 3891
             Ann-Marie Wilkinson, 020 7861 3891